STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Christian Storch, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

<u>**FOR IMMEDIATE RELEASE**</u>

STANDEX REPORTS SECOND-QUARTER FISCAL 2006 FINANCIAL RESULTS

Company Makes Progress with Low-Cost Manufacturing and Sourcing Initiatives

SALEM, NH – January 26, 2006 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter of fiscal 2006 ended December 31, 2005.

- Revenue for the second quarter of fiscal 2006 was $167.4 million compared with $167.9 million in the second quarter of fiscal 2005.

- Operating income for the second quarter of 2006 was $10.5 million, compared to $11.7 million in the second quarter last year.

- Income from continuing operations was $5.72 million, or $0.46 per diluted share, versus $6.66 million, or $0.53 per diluted share, for the second quarter of fiscal 2005.

- Net income for the quarter was $5.36 million, or $0.43 per diluted share, which compares to net income of $6.56 million, or $0.53 per diluted share, in the second quarter of fiscal 2005.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) increased by $846,000, or less than 1%, to $131.2 million at December 31, 2005 from $130.4 million at September 30, 2005. Excluding the acquisition of Kool Star and Innovent net working capital decreased by $1.4 million. Working capital turns remained consistent at 5.2 times for the second fiscal quarter.

- Net debt (defined as short-term debt plus long-term debt less cash) increased to $102.7 million at December 31, 2005, from $88.7 million at September 30, 2005. The Company's balance sheet leverage ratio of net debt to total capital increased to 35.4% at December 31, 2005 from 33.1% at September 30, 2005.

Comments on the Second Quarter

"Standex reported year-over-year growth in three of its five business groups, and our Consumer Products and Air Distribution Products (ADP) Groups turned in double-digit increases in operating income," said Standex President and CEO Roger Fix. "Our year-over-year bottom-line performance was disappointing, however, primarily due to a favorable contract adjustment in the year-ago quarter in the Engineered Products Group, one-time restructuring costs at Procon Products, our fluid dispensing and circulating systems business, and lower, high-margin sales from our meal delivery business. As we stated previously, we believe our year-over-year operating income performance will improve in the second half of the fiscal year."

"During the quarter, we made significant progress in executing our long-term growth strategy," continued Fix. "We are moving forward with our plan to divest of the Consumer Products Group in order to reallocate our resources to those strategic businesses that offer the greatest opportunity for profitable growth. We also are seeking bolt-on acquisitions that will quickly become accretive to our sales and profitability. In November, we announced the acquisitions of Kool Star, a walk-in cold storage manufacturer, and the Innovent Special Products Group, a maker of

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processing tooling. The integration of Kool Star and Innovent into our Food Service and Engraving groups, respectively, is proceeding on schedule, and we are very satisfied with the financial performance of each business. In fact, we believe that the annual EBIT contributions expected in fiscal 2007 from these businesses will replace approximately 50 percent of the EBIT generated by the Consumer Products Group over the trailing 12 months.[1]"

"Our low-cost manufacturing initiative is proceeding on schedule," added Fix. "We completed the construction of our Nogales, Mexico plant during the second quarter, relocated and installed all of the capital equipment and inventory for the three operations at the new facility. We currently have a staff of approximately 70 direct labor employees working at the plant. Just last week we began manufacturing Procon pumps and our Kool Star products. Production of some air distribution products is expected to begin early next month.[1] Ramp up of the plant will continue throughout the fiscal year, and we expect to begin manufacturing refrigerated cabinets later this year.[1]"

"We also are pleased with the progress of our sourcing efforts in China. In fact, we are on track to meet or exceed our initial expectation for fiscal 2006 to achieve an annual run rate of $5 million in purchases of components and raw materials with a savings of approximately 20 to 30 percent. Our initial focus has been on identifying suppliers for our electronics business, but we have made good progress for the hydraulics and food service equipment businesses as well. In addition, we've recently committed to a new 35,000 square foot facility in Tianjin, which will house our sourcing office as well as electronics assembly. We expect to begin early production in the new plant in the fourth fiscal quarter.[1]"

"Another exciting development for Standex in China is the new engraving facility we're bringing online in Shanghai to support our global OEM customers in that area," continued Fix. "Our current engraving operation in Guangdong is growing rapidly and is profitable, and we expect to begin production in Shanghai in the fourth fiscal quarter.[1]"

Segment Breakdown

The **Food Service Equipment Group** grew sales by 2% year-over-year, driven by a very strong performance by its refrigerated merchandizing and walk in cooler and freezer businesses. This segment continues to increase sales in key accounts and buying groups, and penetrate new markets. This strong performance was partially offset by a sales disruption due to the restructuring of its fluid dispensing and circulating systems business and a sales decline at the company's meal delivery systems business. The company is aggressively working to increase volumes at the meal delivery systems business, including targeting new markets.

Operating income declined by 33% for the second quarter, which was attributable to start-up charges, the volume decline of its high-margin meal delivery systems, and higher expenses related to the temporary relocation of manufacturing for its newly acquired Kool Star walk-in cooler and freezer products. Standex has initiated the manufacture of its Kool Star products at the company's Nogales, Mexico plant and expects to have relocated all of the Kool Star production to Mexico by the end of the fiscal year.[1] During the past year, Standex downsized its meal delivery systems business from a cost standpoint and continues to focus on improving margins at this segment through Lean Enterprise, sourcing initiatives and continued implementation of low-cost manufacturing.

Consumer Products Group sales increased by 2%. Due to the high margin nature of this business, the Group increased operating income by 44%. The publishing and religious book store businesses both performed very well during the quarter. The publishing business benefited from a strong Christmas season, robust sales of its Sunday School curriculum, and a significant improvement in the performance of its independent sales representative organization. The religious book store business also experienced a strong Christmas season and benefited from excellent results from its new store in Phoenix, Arizona. The new Phoenix location is part of a roll-out of a new store format, which has been received enthusiastically by customers.

The **Engraving Group** grew revenues by 2% on a year-over-year basis while operating income decreased by 34%. The decline in operating income was due to product mix, certain productivity issues and pricing pressure from automotive customers in North America. The group continues to take steps to resolve its productivity issues and to lower its cost structure.

Air Distribution Products Group ("ADP") sales decreased by 4% year-over-year, while operating income increased by 14%. ADP's bottom-line performance outpaced sales due to efficiencies gained through lean manufacturing and softening in steel prices. The Company expects ADP's sales and operating income performance will improve as ADP aggressively moves to take share in under-penetrated geographic markets, leverages Standex's manufacturing facility in Mexico and benefits from the softening steel market.[1]

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The **Engineered Products Group** revenues declined by 6% year-over-year while operating income was down 24%. The Group's hydraulics business turned in an excellent quarter of sales and income growth. The segment is gaining share in a strong demand environment and continues to aggressively reduce costs. The strong performance of the hydraulics business was more than offset on a year-over-year basis by a large payment received in the year-ago quarter from a major aerospace manufacturer with whom Standex has a long-term supply contract.

Business Outlook
"We expect improved margins for Standex in the second half of the year, as we continue to focus on lean manufacturing, take action to enhance productivity at specific businesses, and execute on our new low-cost manufacturing and sourcing initiatives,[1]" continued Fix. "While our Nogales operation will be dilutive for the remainder of the fiscal year, we expect to begin to benefit from the ramp up of manufacturing in Mexico for multiple businesses during the next two quarters.[1] We anticipate that lower production costs coupled with the close proximity of the Nogales facility to customers will facilitate increased sales for our Food Service Equipment and ADP groups in the Southwest.[1]"

"We see fiscal 2006 as a milestone year for Standex in the execution of our "Focused Diversity" strategy. We plan to narrow the focus of our portfolio while, at the same time, enhancing our market leadership positions by building on the strengths of our existing businesses. Identifying potential buyers for the Consumer Products Group and the continued acquisition of strategic businesses that quickly contribute to our overall profitability will be key events in the execution of our strategy," concluded Fix.

Conference Call Details
In conjunction with this announcement, Standex will broadcast its conference call live over the Internet today, January 26, 2006 at 10:00 a.m. Eastern Time. On the call, Roger Fix, president and CEO, and Christian Storch, CFO, will review the company's financial results, and business and operating highlights, and provide more detailed comments on one of Standex's key operating business segments, the Air Distribution Products Group.

Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com, at least 15 minutes prior to the event's broadcast to download the necessary software. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is *51708280*. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

About Standex
Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Consumer Products Group and Engraving Group and with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the company's website at www.standex.com.

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[1] Safe Harbor Language

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the mergers and acquisitions market generally, along with changes in the general domestic and international economic conditions, market demand, realization of the expected annual cost savings resulting from the implementation of Lean Enterprise techniques, completion and expansion of operations at the new facility in Mexico and sourcing activities in China as well as the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2005, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the company may elect to update forward-looking statements at some point in the future, the company and management specifically disclaim any obligation to do so, even if management's estimates change.

CONSOLIDATED FINANCIAL INFORMATION
(*In thousands, except per share data)*

	Three Months Ending December 31, 2005	Three Months Ending December 31, 2004	Six Months Ending December 31, 2005	Six Months Ending December 31, 2004
CONSOLIDATED SUMMARY OF INCOME				
NET SALES	$ 167,351	$ 167,866	$ 337,731	$ 328,607
Income Before Taxes	$ 8,720	$ 9,989	$ 17,040	$ 21,086
Provision for Taxes	2,998	3,327	5,889	7,275
Net income from continuing operations	5,722	6,662	11,151	13,811
Income/(loss) from discontinued operation net of tax	(360)	(106)	(360)	(1,040)
Net Income	$ 5,362	$ 6,556	$ 10,791	$ 12,771
EARNINGS PER SHARE:				
Basic				
Income from continuing operations	$ 0.47	$ 0.53	$ 0.91	$ 1.11
Income/(loss) from discontinued operations	(0.03)	-	(0.03)	(0.08)
Total	$ 0.44	$ 0.53	$ 0.88	$ 1.03
Diluted				
Income from continuing operations	$ 0.46	$ 0.53	$ 0.89	$ 1.11
Income/(loss) from discontinued operations	(0.03)	-	(0.03)	(0.08)
Total	$ 0.43	$ 0.53	$ 0.86	$ 1.03
SEGMENT DATA				
NET SALES				
Food Service Equipment	$ 60,054	$ 58,737	$ 127,947	$ 118,453
Air Distribution Products	32,215	33,406	67,661	67,670
Engraving	19,094	18,704	38,163	36,301
Engineered Products	28,458	30,137	58,096	59,300
Consumer	27,530	26,882	45,864	46,883
TOTAL	$ 167,351	$ 167,866	$ 337,731	$ 328,607
OPERATING INCOME				
Food Service Equipment	$ 2,886	$ 4,336	$ 10,114	$ 11,154
Air Distribution Products	3,064	2,679	6,080	5,770
Engraving	1,892	2,850	3,829	4,741
Engineered Products	3,381	4,426	6,779	9,227
Consumer	2,423	1,684	2,051	2,449
Restructuring	(614)	-	(788)	(799)
Corporate & Other Operating Expenses	(2,556)	(4,295)	(8,045)	(8,613)
TOTAL	$ 10,476	$ 11,680	$ 20,020	$ 23,929

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